Exhibit (a)(1)(N)


           MINOLTA COMPLETES TENDER OFFER FOR MINOLTA-QMS, INC. SHARES

Osaka, Japan-November 8, 2000--Minolta Co., Ltd. (Tokyo Stock Exchange: 7753) announced today that Minolta Investments Company, its wholly-owned subsidiary, has successfully completed its $6.00 per share cash tender offer for all of the outstanding shares of Minolta-QMS, INC. (NYSE:MQC).

The offer expired at 5:00 p.m. New York City time, on Tuesday, November 7, 2000.

As of the expiration of the offer, based on information provided by ChaseMellon Shareholder Services, L.L.C., the Depositary for the offer, 4,865,351 shares had been tendered and not withdrawn (including guarantees of delivery), representing approximately 37% of the outstanding Minolta-QMS shares. Following acceptance and purchase of the tendered shares, Minolta, through its subsidiary, will own approximately 94% of the outstanding Minolta-QMS shares.

Pursuant to the terms of the offer, Minolta Investments Company intends to accept and purchase all the tendered shares for $6.00 per share in cash. Shortly following such acceptance and payment, the merger of Minolta Investments Company with and into Minolta-QMS is expected to be consummated pursuant to the short-form merger provisions of the Delaware General Corporation Law, whereby Minolta-QMS will become a wholly-owned subsidiary of Minolta Co., Ltd.

In the merger, each share of Minolta-QMS' common stock not already owned by Minolta or Minolta Investments Company will be converted into the right to receive $6.00 in cash. Shortly following the merger, materials will be mailed to Minolta-QMS stockholders whose shares were not tendered, along with a letter of transmittal that will provide instructions for receiving the $6.00 per-share cash payment.



MINOLTA CO., LTD. CONTACT:

Dan Gallagher
Director of Communications
Minolta Corporation
 (201) 934-5371